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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2003

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        This report on Form 6-K contains a press release dated March 21, 2003 announcing SUBSCRIPTION FOR SHARES BY VIRTUE OF WARRANTS B OF SONERA'S YEAR 1999 OPTION SCHEME AS WELL AS WARRANTS A AND B OF YEAR 2000 OPTION SCHEME WILL NOT COMMENCE.

1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

March 21, 2003 at 9.30 a.m.

SUBSCRIPTION FOR SHARES BY VIRTUE OF WARRANTS B OF SONERA'S YEAR 1999 OPTION SCHEME AS WELL AS WARRANTS A AND B OF YEAR 2000 OPTION SCHEME WILL NOT COMMENCE

        The Board of Directors of Sonera Corporation has pronounced in its meeting that the subscription for shares by virtue of warrants B of Sonera Corporation's year 1999 option scheme will not commence on June 1, 2003, as the Company's cumulative earnings per share between January 1, 1999 and December 31, 2002 did not meet the terms and conditions of the option scheme, i.e. were not at least EUR 1.66, and the operating profit during the same period was not at least 15% on average of the revenues. The aforementioned warrants will thus not become exercisable at all.

        In addition, warrants A and B of Sonera Corporation's year 2000 option scheme, for which the share subscription period was to begin on May 2, 2003, will not entitle their holders to subscribe for shares, either, since the share price of the Company's share on Helsinki Exchanges did not exceed the reference index between April 1, 1999 and December 31, 2002 in the manner required by the terms and conditions of the option scheme. The price trend of the Company share will next be compared with the index as per December 31, 2003 to pronounce whether the subscription for shares by virtue of all the warrants (A, B and C) of the year 2000 option scheme can commence on May 2, 2004.

        The exchange offer carried out by Telia in the autumn of 2002 also applied to Sonera warrants. In this connection, the warrants of the warrant holders who accepted the exchange offer became part of TeliaSonera's option schemes.

        However, all holders of Sonera warrants did not accept the exchange offer or redemption offer.

SONERA CORPORATION
Jyrki Karasvirta
Vice President
Acting Head of Corporate Communications

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2003
SONERA CORPORATION
	By:	/s/ JYRKI KARASVIRTA Jyrki Karasvirta Vice President, Acting Head of Corporate Communications
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE March 21, 2003 at 9.30 a.m.
SIGNATURES